UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 0-19848

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil, Inc. Savings and Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil, Inc.

2280 N. Greenville Avenue

Richardson, Texas 75082

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2009 and 2008 and for the

Year Ended December 31, 2009, Supplemental Schedules as of

and for the year ended December 31, 2009, and

Report of Independent Registered Public Accounting

Firm

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee

Fossil, Inc. Savings and Retirement Plan

Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 and schedule of delinquent participant contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic 2009 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2009 financial statements taken as a whole.

Dallas, Texas

June 18, 2010

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Investments, at Fair Value:
Mutual Funds	$18,600,484	$12,746,653
Fossil, Inc. Common Stock	3,412,985	1,640,207
Investments, at Estimated Fair Value:
Common Collective Trust Funds	11,724,752	10,254,141
Participant Loans	615,257	465,924

	34,353,478	25,106,925

Cash	150,418	1,118

Contributions Receivable:
Employer	—	43,515
Employee	363	166,470

TOTAL ASSETS	34,504,259	25,318,028

LIABILITIES

Excess Contributions Refundable	59,857	51,061
Payable Due to Brokers	150,539	1,220

TOTAL LIABILITIES	210,396	52,281

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	34,293,863	25,265,747

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	196,936	535,737

NET ASSETS AVAILABLE FOR BENEFITS	$34,490,799	$25,801,484

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Net Assets Available for Benefits, Beginning of Year	$25,801,484
Investment Income:
Net Appreciation in Fair Value of Investments	5,763,073
Interest and Dividends	242,233

Net Investment Income	6,005,306

Contributions:
Employer	187,060
Employee	3,832,431
Rollovers	139,982

Total Contributions	4,159,473

Total Additions	10,164,779

Deductions:
Benefits Paid	(1,339,407)
Loan and Administrative Fees	(89,110)
Corrective Distributions	(46,947)

Total Deductions	(1,475,464)

Net Increase in Net Assets Available for Benefits	8,689,315

Net Assets Available for Benefits, End of Year	$34,490,799

See notes to financial statements.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. DESCRIPTION OF THE PLAN

The following description of the Fossil, Inc. Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization, Amendments and General Provisions — The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil, Inc. (the “Employer” or “Fossil”). The Plan’s trustee responsibilities and investments are held by Wachovia Bank, N.A. (the “Trustee”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility, Contributions and Vesting — The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Employees become eligible to make salary deferrals as of their date of employment. Effective October 1, 2006, newly hired employees are automatically enrolled in the Plan 90 days after their hire date, with 3% of gross pay deferred from their paychecks. Non-highly compensated employees are able to defer up to 100% of gross pay (less applicable taxes), into the Plan, subject to Code limitations of $16,500 and $15,500 for 2009 and 2008, respectively. Highly compensated employees’ contributions are capped at 5% for the 2009 and 2008 plan years. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute another $5,000 for 2009 and 2008. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account. Fossil makes a discretionary matching contribution and may make additional discretionary profit sharing contributions. Participants are eligible to receive matching contributions and/or share in profit sharing contributions after completing a year of eligibility service. For 2008 and through February 2009, matching contributions were at the rate of 50% of the first 3% of the participant’s salary that was deferred, and at the rate of 25% of the next 3% thereof. Fossil suspended matching contributions effective February 2009 for the remainder of the calendar year. No discretionary profit sharing contributions were made for 2009 or 2008. Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Participants can elect to have their contributions invested in any of several investment options. The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the 401(k) Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the 401(k) Plan in violation of the Policy and Addendum.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution until February 2009, and allocations of the Company’s discretionary contributions, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twenty-one mutual funds, shares of Fossil, Inc. common stock, and two common collective trusts as investment options for participants.

Participant Loans — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years. In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.

Distribution of Benefits — Distributions of vested benefits may be made to a participant upon retirement, disability, death, or termination of employment. Prior to the age of 59 1/2, a participant, while still employed, may make a withdrawal from any of his/her vested accounts to the extent necessary to satisfy an immediate and substantial financial need, as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 1/2, the participant may withdraw all or any portion of his/her vested accounts at any time. Distributions of vested benefits under the Plan are paid to the participant in the form of a lump sum payment. Any withdrawals from the Plan will be subject to federal income tax and withholding (at a 20% rate). An additional 10% excise tax will be imposed on the withdrawn amount if the distribution is made before the participant attains age 59 1/2, except that the additional 10% tax is not imposed on distributions made by reason of death, disability, termination of employment after age 55, a qualified domestic order, and other reasons enumerated in the Code. Taxation (and withholding) may be postponed by making a direct transfer of the distributable amounts to an individual retirement account, to an annuity described in Section 403(b) of the Code, to a plan described in Section 457(b) of the Code maintained by certain governmental entities, or to another qualified plan, and taxation may be postponed to the extent the distribution is transferred to such recipient within 60 days.

Forfeited Accounts — At December 31, 2009 and 2008, forfeited nonvested accounts totaled $43,573 and $21,915, respectively. These accounts will be used to reduce future employer contributions or pay plan administrative expenses. During the year ended December 31, 2009, employer contributions were reduced by $35,264 from forfeited nonvested accounts. Forfeitures of non-vested employer matching contributions were also used to pay Plan expenses of $14,391 for 2009.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. The Plan invests in units of two common collective trusts sponsored by the Trustee. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments, which include insurance investment contracts, money market funds, and debt and equity securities. The common collective trust fund with underlying investments in insurance investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Individual participants’ accounts invested in the common collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments during the year. Interest and dividend income are recorded on an accrual basis. Participant loans are valued at the outstanding loan balance, which approximates fair value.

In accordance with GAAP, the stable value fund (Wachovia Diversified Stable Value Fund), which is a common collective trust, is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Administrative Expenses — Administrative expenses of the Plan are paid by funds from forfeited accounts or by Fossil, Inc.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $68,201 at December 31, 2008. There were no benefits payable at December 31, 2009.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Newly Adopted Accounting Standards — In September 2009, the Financial Accounting Standards Board (“FASB”) issued ASU 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended Subtopic ASC 820-10, Fair Value Measurements and Disclosures — Overall. ASU 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU 2009-12 expands the required disclosures for certain investments with a reported net asset value (NAV). ASU 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009 (see Note 10).

In August 2009, FASB issued ASU 2009-5, Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value (“ASU 2009-5”). ASU 2009-5 provides amendments to Subtopic ASC 820-10, Fair Value Measurements and Disclosures-Overall, for the fair value measurement of liabilities. ASU 2009-5 clarifies that in circumstances in which a quoted price in an active market for the identical liability is not available; a reporting entity is required to measure fair value. ASU 2009-5 was effective for the Plan for annual periods ending after October 3, 2009. The adoption of ASU 2009-5 did not have a material impact on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In June 2009, FASB issued ASC 105, Generally Accepted Accounting Principles (“ASC 105”). ASC 105 establishes the codification as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All guidance contained in the codification carries an equal level of authority. Following this statement, FASB will not issue new standards in the form of statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve only to: (1) update the codification; (2) provide background information about the guidance; and (3) provide the bases for conclusions on the change(s) in the codification. ASC 105 was effective for financial statements issued for annual periods ending after September 15, 2009. The codification supersedes all existing non-SEC accounting and reporting standards. The adoption of ASC 105 did not have a material impact on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In April 2009, FASB issued ASC 820, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This portion of ASC 820 provides guidelines for making fair value measurements more consistent and provides additional authoritative guidance in determining whether a market is active or inactive and whether a transaction is distressed. ASC 820 is applied to all assets and liabilities (i.e., financial and non-financial) and requires enhanced disclosures. This standard was effective for periods ending after June 15, 2009. The adoption of ASC 820 did not have a material impact on the Plan’s statements of net assets available for benefits or the statement of changes in net assets available for benefits.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

Newly Issued Accounting Standard Updates — In February 2010, FASB issued ASU 2010-9 Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-9”). ASU 2010-9 amends disclosure requirements within Subtopic ASC 855-10. This change alleviates potential conflicts between Subtopic ASC 855-10 and the Securities and Exchange Commission’s requirements. ASU 2010-9 is effective for periods ending after June 15, 2010. The Plan does not expect the adoption of ASU 2010-9 to have a material impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In January 2010, FASB issued ASU 2010-6 Improving Disclosures about Fair Measurements (“ASU 2010-6”). ASU 2010-6 provides amendments to subtopic 820-10 that require separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements and the presentation of separate information regarding purchases, sales, issuances and settlements for Level 3 fair value measurements. Additionally, ASU 2010-6 provides amendments to subtopic 820-10 that clarify existing disclosures about the level of disaggregation and inputs and valuation techniques. ASU 2010-6 is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales and issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 31, 2010. The Plan does not expect the adoption of ASU 2010-6 to have a material impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

In accordance with the update to ASC 820, the table below includes the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds:
Domestic Stock Funds	$10,487,077	$—	$—	$10,487,077
Bond Funds	—	1,547,858		1,547,858
International Stock Funds	3,445,038	—	—	3,445,038
Income Funds	206,746	—	—	206,746
Balanced Funds	2,913,765	—	—	2,913,765
Fossil, Inc. Common Stock	3,412,985	—	—	3,412,985
Common Collective Trust Funds:
Index Fund		672,938		672,938
Stable Value Fund		11,051,814		11,051,814
Participant Loans	—	615,257	—	615,257

Total	$20,465,611	$13,887,867	$—	$34,353,478

	Fair Value Measurements at December 31, 2008, Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$11,859,499	$887,154	$—	$12,746,653
Fossil, Inc. Common Stock	1,640,207	—	—	1,640,207
Common Collective Trust Funds	—	10,254,141	—	10,254,141
Participant Loans	—	465,924	—	465,924

Total	$13,499,706	$11,607,219	$—	$25,106,925

In addition, all cash and liabilities of the Plan are held at fair value.

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	December 31, 2009	December 31, 2008
Wachovia Diversified Stable Value Fund	$11,051,814	$9,778,668
Growth Fund of America Class R-3	—	2,857,179
Growth Fund of America Class R-4	4,033,183	—
Van Kampen Equity and Income Class A	2,913,765	2,363,600
Fossil, Inc. Common Stock	3,412,985	1,640,207

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2009
Mutual Funds:
Domestic Stock Funds	$2,432,242
Bond Funds	252,834
International Stock Funds	895,286
Income Funds	32,235
Balanced Funds	501,846
Fossil, Inc. Common Stock	1,710,957
Common Collective Trust Funds:
Index Fund	134,948
Stable Value Fund	(197,275)

Net Appreciation in Fair Value of Investments	$5,763,073

5. STABLE VALUE FUND

The stable value fund (the “Fund”) is a common collective trust fund sponsored by Wachovia Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”). Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Wachovia Bank. Wachovia Bank is the Trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

At December 31, 2009 and 2008, the Plan held 101,698 and 98,216 shares, respectively, of common stock of Fossil, Inc. the sponsoring employer. During the year ended December 31, 2009, the Plan recorded dividend income of $211,509.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8. FEDERAL INCOME TAX STATUS

Fossil has adopted an amended and restated prototype plan document and has received a determination letter dated August 19, 2004 specific to the Plan on which the Internal Revenue Service stated that the Plan qualifies under section 401(a) of the Code of 1986, as amended, and is exempt from federal income tax under section 501(a). The Plan has been amended since receipt of the determination letter; however, management believes that the Plan has been operated in a manner that did not jeopardize this tax status.

Salary deferral and catch-up contributions made by participants, matching employer contributions, profit sharing employer contributions, interest, dividends, and earnings need not be reported by participants for federal income tax purposes until their account is wholly or partially withdrawn or distributed.

9. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted participant contributions for January 2009 of $2,270 to the Trustee on March 16, 2009, which was later than required by Department of Labor Regulation 2510.3-102. The Company will file Form 5330 with the IRS and will pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

10. NET ASSET VALUE (NAV) PER SHARE

In accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and redemption notice period for those assets whose fair value is estimated using the net asset value per share as of December 31, 2009.

The following table for December 31, 2009, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value Per Share at December 31, 2009
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notification Period
Wachovia Diversified Stable Value Fund	$11,051,814	$—	Immediate	None	None
Wachovia Enhanced Stock Market Fund	672,938	—	Immediate	None	None
Pimco Total Return CLA	1,053,258	—	Immediate	None	None
Goldman Sachs High Yield Class A	494,600	—	Immediate	None	None

Total	$13,272,610	$—

*	The fair values of the investments have been estimated using the net asset value of the investment.
(a)	The Wachovia Diversified Stable Value Fund seeks to invest in guaranteed income contracts, guaranteed investment contracts, and group annuity contracts issued by insurance companies to provide high income return and the preservation of principal.
(b)	The Wachovia Enhanced Stock Market Fund seeks to invest in common stocks or stock index futures to replicate the movements of the Standards & Poors’ (S&P) 500 Index.
(c)	The Pimco Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.
(d)	The Goldman Sachs High Yield Bond Fund seeks to invest in fixed-income securities to provide current income and capital appreciation.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2009 AND 2008 AND FOR THE YEAR ENDED DECEMBER 31, 2009

11. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2009 and 2008, and the increase in net assets per the financial statements to the net income per the Form 5500 for the year ended December 31, 2009, is as follows:

	December 31, 2009	December 31, 2008
Net assets available for benefits per the financial statements	$34,490,799	$25,801,484
Less: Employer contribution receivable at end of year	—	(43,515)
Less: Employee contribution receivable at end of year	(363)	(166,470)
Less: Adjustment from contract value to fair value for fully benefit- responsive investment contracts	(196,936)	(535,737)

Net assets available for benefits per Form 5500	$34,293,500	$25,055,762

For the year ended December 31, 2009, the following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee
Contributions per the financial statements	$187,060	$3,832,431
Less: Contributions receivable at end of year	—	(363)
Add: Contributions receivable at beginning of year	43,515	166,470

Contributions per Form 5500	$230,575	$3,998,538

For the year ended December 31, 2009, the following is a reconciliation of net investment income per the financial statements to the Form 5500:

Interest and dividends income per the financial statements	$242,233
Net appreciation in fair value of investments per the financial statements	5,763,073
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2008	535,737
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2009	(196,936)

Total investment gain per Form 5500	$6,344,107

12. SUBSEQUENT EVENT

Effective January 2010, employer discretionary matching contributions were resumed by Fossil, Inc.

******

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Mutual Funds:
	Davis N. Y. Venture	Mutual Fund	$872,146
*	Evergreen Special Values Class A	Mutual Fund	745,606
	Fidelity Advisor Series I Mid Cap A	Mutual Fund	1,037,333
	Fidelity Advisor Series I Small Cap A	Mutual Fund	801,983
	Goldman Sachs High Yield Class A	Mutual Fund	494,600
	Growth Fund of America Class R-4	Mutual Fund	4,033,183
	Harbor International Fund Inv CL	Mutual Fund	1,188,297
	Lord Abbett Mid Cap Value P	Mutual Fund	393,909
	MFS International New Discovery Fd	Mutual Fund	1,092,576
	Perkins Perkins Mid Cap Value-S	Mutual Fund	308,012
	Perkins Overseas FD CL S	Mutual Fund	342,611
	Pimco Total Return CLA	Mutual Fund	1,053,258
	Thornburg Intl Value FD R5	Mutual Fund	821,554
	T Rowe Price Retire Inc-Adv	Mutual Fund	206,746
	T Rowe Price 2010 FD Advisor	Mutual Fund	320,166
	T Rowe Price Retire 2020-Adv	Mutual Fund	548,461
	T Rowe Price Retire 2030-Adv	Mutual Fund	289,604
	T Rowe Price Retire 2040-Adv	Mutual Fund	170,876
	T Rowe Price 2050 Retire-Adv	Mutual Fund	181,526
	Van Kampen American Comstock Class A	Mutual Fund	784,272
	Van Kampen Equity and Income Class A	Mutual Fund	2,913,765

	Common Stock:
*	Fossil, Inc.	Common Stock	3,412,985

	Common Collective Trusts:
*	Wachovia Diversified Stable Value Fund	Common Collective Trust Fund	11,051,814
*	Wachovia Enhanced Stock Market Fund	Common Collective Trust Fund	672,938

		Loans to participants with interest rates ranging from 4.25% to 9.25% and maturity dates ranging from 2010 to 2015	615,257

	Total Investments		$34,353,478

*	Party-in-interest

See report of independent registered public accounting firm.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

SCHEDULE H, PART IV, QUESTION 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
Deposit of payroll dated January 30, 2009 on March 16, 2009	$2,270	$—	$—	$—

See report of independent registered public accounting firm.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65980 of Fossil, Inc. on Form S-8 of our report relating to the financial statements of the Fossil, Inc. Savings and Retirement Plan dated June 18, 2010, appearing in this Annual Report on Form 11-K of the Fossil, Inc. Savings and Retirement Plan for the year ended December 31, 2009.

Dallas, Texas

June 18, 2010

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL, INC. SAVINGS AND RETIREMENT PLAN

/S/ MIKE L. KOVAR
Mike L. Kovar, Member of the Investment Committee

Date: June 18, 2010

Exhibit Index

Exhibit Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 16)